UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LANDAUER, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-9788	06-1218089
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2 Science Road, Glenwood, Illinois	60425
(Address of principal executive offices)	(Zip Code)

Daniel J. Fujii (708)755-7000 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

(b)  Conflict Minerals Disclosure

This Conflict Minerals Disclosure of Landauer, Inc. (the “Company”) is for the reporting period from January 1, 2015 through December 31, 2015 and is filed pursuant to Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”).  The Company evaluated its product portfolio and determined that certain products it contracts to manufacture contain Conflict Minerals that are necessary to the functionality or production of those products.

Accordingly, the Company conducted in good faith a reasonable country of origin inquiry (“RCOI”).  The RCOI was designed to determine whether any Conflict Mineral necessary for the functionality or production of the Company’s products originated in the Democratic Republic of the Congo or an adjoining country (a “Covered Country”) or was from recycled or scrap sources.  The Company contacted each contract manufacturer of the products, explaining the requirements of Rule 13p-1 and its applicability to the Company.  The Company required that each contract manufacturer provide a certificate of compliance and a detailed report to the Company of the presence of any Conflict Mineral in the products, whether any such Conflict Mineral was from recycled or scrap sources, and if not, the country of origin of that Conflict Mineral.  The Company analyzed the manufacturer responses and conducted follow-up inquiries with those manufacturers that had provided incomplete, unclear or ambiguous responses.

Based on its RCOI, the Company concluded that it has no reason to believe that any Conflict Minerals included in the products it contracted to manufacture may have originated in a Covered Country.

This disclosure is available in the Investor Relations section of the Company’s website at www.landauer.com under the tab entitled “SEC Filings”.  The information on the Company’s website shall not be deemed incorporated into, or to be a part of, this filing.

Item 1.02  Exhibit

Not applicable.

Section 2 - Exhibits

Item 2.01  Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LANDAUER, INC.
(Registrant)

Date: May 25, 2016	/s/ Daniel J. Fujii
Daniel J. Fujii,
Chief Financial Officer